Exhibit 99.1

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

UNAUDITED FINANCIAL STATEMENTS

November 30, 2007

STARFIELD RESOURCES INC.
BALANCE SHEETS
AS AT NOVEMBER 30
(all numbers are in thousands)
	November 30, 2007 (Unaudited)	February 28, 2007

ASSETS

Current
Cash	$13,581	$506
Receivables	467	175
Prepaid expenses and deposits (Note 3)	1,507	83
	15,555	764
Mineral properties (Note 4)	74,180	63,581
Equipment (Note 5)	779	719
	$90,514	$65,064
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,240	$2,536
Current portion of capital lease obligations (Note 6)	141	141
	2,381	2,677
Capital lease obligations (Note 6)	63	185
Future income taxes	-	1,260
	2,444	4,122
Shareholders’ equity
Capital stock (Note 7)	103,111	72,516
Contributed surplus (Note 7)	6,377	2,412
Warrants (Note 7)	962	-
Deficit	(22,380)	(13,986)
	88,070	60,942
	$90,514	$65,064

Nature and continuance of operations (Note 1)
Commitments (Note 8)
Subsequent events (Note 11)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE INCOME
THREE and NINE MONTHS ENDED NOVEMBER 30, 2007
 (Unaudited)
 (all numbers, except loss per share, are in thousands)
	3 months ended November 30		9 months ended November 30
	2007	2006	2007	2006

EXPENSES
General and administrative
Consulting fees	$47	$59	$95	$202
Directors’ fees	93	32	246	69
Investor relations	127	67	325	179
Settlement of investor relations contracts (Note 7ii)	985	-	985	-
Legal and audit	52	143	581	240
Management compensation	156	149	696	234
Rent and office services	96	48	295	392
Transfer and regulatory fees	31	20	207	153
Travel and conferences	72	254	171	547
	1,659	772	3,601	2,016

Amortization	17	1	144	3
Stock-based compensation (Note 7)	3,391	-	6,281	1,202
Interest charges (income)	(207)	(126)	(372)	(127)

Loss before income taxes	4,860	647	9,654	3,094
Future income tax recovery	(538)	-	(1,260)	-
Net loss and comprehensive loss for the period	4,322	647	8,394	3,094
Deficit, beginning of period	18,058	13,607	13,986	11,885
Deficit, end of period	$22,380	$14,254	$22,380	$14,979
Basic and diluted loss per share	$(0.02)	$(0.00)	$(0.03)	$(0.02)
Weighted average number of shares outstanding	283,364	194,465	251,794	182,676

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
STATEMENTS OF CASH FLOWS (Unaudited)
THREE and NINE MONTHS ENDED NOVEMBER 30
 (all numbers are in thousands)
	3 months ended November 30		9 months ended November 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(4,322)	$(647)	$(8,394)	$(3,094)
Items not affecting cash:
Settlement of investor relations contracts	985	-	985	-
Future income tax recovery	(538)	-	(1,260)	-
Stock-based compensation	3,391	-	6,281	1,202
Amortization of computers and office equipment	17	1	144	3
	(467)	(646)	(2,244)	(1,889)
Changes in non-cash working capital items:
Receivables	(150)	42	(292)	(151)
Refundable deposits	-	5	-	5
Prepaid expenses and deposits	897	(71)	(1,424)	(72)
Accounts payable and accrued liabilities	575	943	(296)	1,058

Net cash used in operating activities	855	273	(4,256)	(1,049)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(5,209)	(5,566)	(10,599)	(15,356)
Amortization of exploration equipment	17	74	47	112
Acquisition of exploration equipment	17	(461)	(251)	(635)

Net cash used in investing activities	(5,175)	(5,953)	(10,803)	(15,879)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares and units	5,784	-	29,695	16,037
Repayment of capital lease	(48)	-	(121)	-
Share issue costs	(24)	7	(1,440)	-

Net cash provided by financing activities	5,712	7	28,134	16,037

Change in cash	1,392	(5,673)	13,075	(891)
Cash, beginning of period	12,189	6,916	506	2,134
Cash, end of period	$13,581	$1,243	$13,581	$1,243

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

1.            NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and registered in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006.  The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake Nickel-Copper -Platinum-Palladium-Cobalt- property (Note 4).

The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production.  Currently, the Company has no producing mineral properties.  The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.

The consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2007. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended February 28, 2007.

Certain prior figures have been reclassified to agree with current presentation.

New policies adopted during the period are as follows:

a) Comprehensive earnings

Section 1530 introduces comprehensive earnings, which is composed of net earnings (loss) and other comprehensive earnings (loss) (OCE).  OCE comprises revenues, expenses, gains and losses that GAAP requires to be included in shareholder’s equity but are excluded from the calculation of net earnings (loss).  OCE includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign exchange currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities and changes in fair value of the effective portion of cash flow hedging instruments.

[1]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

The Company does not consider there to be any impact of Section 1530 - Comprehensive Income to its financial statements as at, and for the period ended, November 30, 2007.

b) Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.  Under this standard, all financial assets and liabilities are required to be measured at fair value on initial recognition except for certain related party transactions.  Measurement in subsequent periods depends on the classification as held-for-sale, available-for-sale, held-to-maturity, loans and receivables, or other financial assets and liabilities.  Transaction costs are expensed as incurred for financial instruments designated as held-for-trading.  For other financial instruments, transaction costs are either capitalized on initial recognition or expensed as incurred.  Starfield has elected to expense all transaction costs as incurred on its financial assets and liabilities.

Financial assets and liabilities designated as held-for-trading are measured at fair value with changes in those fair values recognized in financing and other costs.  Financial assets held-to-maturity, loans and receivables, and other financial assets and liabilities are measured at amortized cost using the effective interest method of amortization.  Available-for-sale assets are presented as investments on the balance sheet and are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in net income.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Investments in equity instruments over which the Company exercises significant influence and employs equity accounting are also measured at cost.

Derivative instruments are recorded on the balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in net earnings with the exception of derivatives which qualify for hedge accounting.

The Company considers the impact of financial instruments on its November 30, 2007 financial statements to be nil.

c) Hedges

Section 3865 outlines the criteria that must be satisfied in order for hedge accounting to be applied.  There are three permitted hedging strategies:  fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in self-sustaining foreign operations.  Hedge accounting is prospectively discontinued when the derivative no longer qualifies as an effective hedge or the derivative is terminated, sold, matures or expires.

The Company has no hedges in place at November 30, 2007 and did not into enter any hedging transactions during the nine month period ended November 30, 2007.

d) Accounting changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

[2]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

Flow-through shares

The Company has financed the majority of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers. The Company recognizes the foregone tax benefit at the time of the renouncement, provided there is reasonable assurance that the expenditures will be incurred.

3.	PREPAID EXPENSES AND DEPOSITS

	November 30, 2007 (000’s)	February 28, 2007 (000’s)

Prepaid drilling	$1,045	$-
Deposits - property leases	274	39
Prepaid insurance	120	44
Other	68	-
	$1,507	$83

4.	MINERAL PROPERTIES

	November 30, 2007 (000’s)	February 28, 2007 (000’s)

Property acquisition and maintenance costs:
Balance, beginning of period	$2,188	$2,166
Additions	-	22
Maintenance	186	-

Balance, end of period	2,374	2,188

Exploration costs:
Balance, beginning of period	61,393	44,209

Personnel	2,167	2,679
Air support including helicopter moves	2,799	5,048
Diamond drilling	769	3,174
Camp support costs, including fuel	2,952	4,221
Analytical and geophysical services	1,726	1,834
Mobilization and demobilization	-	228
	10,413	17,184

Balance, end of period	71,806	61,393

Balance, end of period	$74,180	$63,581

[3]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

Starfield owns a 100% undivided interest in the Ferguson Lake Nickel-Copper -Platinum-Palladium-Cobalt- property. Under the terms of the original purchase agreement, the Company acquired a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $50,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

5.	EQUIPMENT

	November 30, 2007
	Cost (000’s)	Accumulated Amortization (000’s)	Net Book Value (000’s)

Furniture and fixtures	$313	$78	$235
Exploration equipment	366	203	163
Equipment under capital lease	578	197	381

	$1,257	$478	$779

	February 28, 2007
	Cost (000’s)	Accumulated Amortization (000’s)	Net Book Value (000’s)

Furniture and fixtures	$63	$45	$18
Exploration equipment	366	156	210
Equipment under capital lease	578	87	491

	$1,007	$288	$719

6.            CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	November 30, 2007 (000’s)	February 28, 2007 (000’s)

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $13,351 including interest, secured by equipment.	$204	$326

Less: current portion	(141)	(141)

	$63	$185

[4]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

6.            CAPITAL LEASE OBLIGATIONS (continued)

Estimated minimum lease payments are as follows:

2008	$38	$160
2009	116	116
2010	70	70
2011	12	12

	236	358

Less amount representing interest	(32)	(32)

Balance of obligation	$204	$326

7.            SHAREHOLDERS EQUITY

	Number of Shares	Capital Stock (000’s)	Contributed Surplus (000’s)	Warrants (000’s)

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2007	200,849,847	$72,516	$2,412	$-
Capital stock issued:
Private placements	58,542,854	14,147	-	953
Exercise of warrants	25,965,454	9,330	-	-
Exercise of options	12,930,000	5,266	-	-
Capital stock and warrants issued on contract termination	-	251	-	734
Transfer to capital stock:
Capital stock on exercise of warrants	-	725	-	(725)
Contributed surplus on exercise of options	-	2,316	(2,316)	-
Stock-based compensation	-	-	6,281	-

Share issuance costs	-	(1,440)	-	-

Balance, November 30, 2007	298,288,155	$103,111	$6,377	$962

[5]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

7.            SHAREHOLDERS EQUITY (continued)

During the nine months ended November 30, 2007, the Company issued the following common shares:

i)
On March 27, 2007, the Company issued 27,142,855 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years. After four months from the date of issue, in the event that the Common Shares trade at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given by the Company. On August 28, 2007, the Company exercised its acceleration right in accordance with the terms outlined above.

The Company paid issuance costs of $1,416,900 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years.  Included in these costs was a cash payment of $142,100 and warrants to acquire 507,500 common shares issued as a result of a prior commitment.  Warrants were valued at $0.13 per warrant using the Black-Scholes option pricing model with the following assumptions:  3.97% risk-free interest rate, 2 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.

ii)On September 5, 2007, the Company issued 150,000 common shares and 800,000 warrants to settle investor relations services contracts. Each warrant entitles the holder to acquire one common share at an exercise price of $1.67 per share for a period of 5 years. The warrants were valued at $0.92 per warrant, using the Black-Scholes option pricing model with the following assumptions: 4.27% risk-free interest rate, 5 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The estimated value of the options granted will be recognized over the vesting period.  As at November 30, 2007, there is $4,696,000 (2006 - $Nil) remaining to be charged to earnings in future periods relating to stock option grants.

[6]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

7.            SHAREHOLDERS EQUITY (continued)

The following incentive stock options and share purchase warrants were outstanding at November 30, 2007:

	Number of Shares (000’s)	Exercise Price	Expiry Date

Options
	175	$0.60	January 12, 2008
	1,090	$0.40	August 27, 2009
	690	$0.40	January 31, 2010
	780	$0.60	March 11, 2011
	3,063	$0.285	February 1, 2012
	2,400	$0.32	April 23, 2012
	1,200	$0.29	May 4, 2012
	1,000	$1.08	May 15, 2012
	2,800	$1.71	July 12, 2012
	1,750	$1.18	September 13, 2012
	1,250	$1.59	September 28, 2012
	2,400	$1.69	October 12, 2012
	18,598

Warrants	375	$0.50	December 28, 2007
	1,993	$0.50	January 20, 2008
	800	$1.67	September 5, 2012
	3,168

                Stock options

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number (000’s)	Weighted Average Exercise Price	Number (000’s)	Weighted Average Exercise Price

Outstanding, February 28, 2007	22,202	$0.69	19,115	$0.41
Granted	20,995	0.34	14,270	1.09
Exercised	(25,966)	0.36	(12,930)	0.42
Expired/cancelled	(14,063)	0.75	(1,857)	0.54

Outstanding, November 30, 2007	3,168	$0.80	18,598	$0.94

Number currently exercisable	2,368	$0.50	7,248	$0.74

[7]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

7.            SHAREHOLDERS EQUITY (continued)

Stock-based compensation

During the nine months ended November 30, 2007, the Company granted 14,270,000 stock options (2006 - 4,790,000) to directors, employees and consultants. The Company recognized $ 6,281,469 (2006 - $ 1,201,811) in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet.  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the nine months ended November 30, 2007 was $0.63 (2006 - $0.60).

The following assumptions were used in the valuation of stock options granted:

	November 30, 2007	August 31, 2007

Risk-free interest rate	4.20-4.42%	4.66%
Expected life of options	5 years	5 years
Annualized volatility	60%	60%
Dividend rate	0.00%	0.00%

8.	COMMITMENTS

The Company leases its corporate office in Toronto under an agreement expiring October 31, 2008. Minimum annual rents are $147,000. The total minimum obligation remaining under this lease is $135,000.

9.	RELATED PARTY TRANSACTIONS

One of the directors of the Company is a major shareholder of Ferguson Simek Clark International, a professional engineering consulting practice specializing in cold climate and remote location projects.  During the three months ended November 30, 2007, the Company incurred costs of $531,000 with that entity (2006 - $Nil).  During the nine months ended November 30, 2007, the Company incurred costs of $757,000 with that entity (2006 - $265,000).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	3 months ended November 30		9 months ended November 30
	2007 (000’s)	2006 (000’s)	2007 (000’s)	2006 (000’s)

Cash received for interest	$207	$126	$372	$127

[8]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2007

11.	SUBSEQUENT EVENTS

Subsequent to November 30, 2007, the Company:

i)	issued 495,000 common shares for proceeds of $202,500 pursuant to the exercise of options; and

ii)	issued 925,000 common shares for proceeds of $462,500 pursuant to the exercise of purchase warrants.

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